
September 8, 2009

via U.S. Mail

John Wallace
President and Chief Operating Officer
Delta Petroleum Corporation
370 Seventeenth Street, Suite 4300
Denver, CO 80202

> **Re:** **Delta Petroleum Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 18, 2009**
> **File No. 0-16203**

Dear Mr. Wallace:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A filed August 18, 2009

General

1.	We have received your response letter dated September 4, 2009 that you submitted in connection with comments on your annual report on Form 10-K for the fiscal year ended December 31, 2008 and related filings. When we have had the opportunity to review such response letter, we may have additional comments on the executive compensation disclosure provided in your preliminary proxy statement. You will need to resolve the comments related to executive compensation before you can file your definitive proxy statement.

Proposal 1 – Increase in Authorized Common Stock, page 5

2.   Please revise your filing to state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of common stock. If you have any such plans, proposals or arrangements, please describe them and disclose your anticipated use of the proceeds from the issuance of the additional shares.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Laura Nicholson at (202) 551-3584 or, in her absence, the undersigned, with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson